Exhibit 2

BIOLINERX LTD.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
AS OF JUNE 30, 2012

BIOLINERX LTD.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
AS OF JUNE 30, 2012

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(UNAUDITED)

			Convenience translation into USD (Note 1b)
	December 31,	June 30,	June 30,
	2011	2012	2012
	NIS in thousands		In thousands
Assets
CURRENT ASSETS
Cash and cash equivalents	33,061	63,819	16,268
Short-term bank deposits	65,782	56,084	14,296
Prepaid expenses	687	1,081	276
Other receivables	3,825	1,765	450
Total current assets	103,355	122,749	31,290

NON-CURRENT ASSETS
Restricted deposits	2,746	2,777	708
Long-term prepaid expenses	204	211	54
Property and equipment, net	4,211	3,647	930
Intangible assets, net	1,144	1,091	278
Total non-current assets	8,305	7,726	1,970
Total assets	111,660	130,475	33,260

Liabilities and equity
CURRENT LIABILITIES
Current maturities of long-term bank loan	307	254	65
Accounts payable and accruals:
Trade	11,275	10,978	2,798
OCS	6,233	6,427	1,638
Other	7,894	7,659	1,953
Total current liabilities	25,709	25,318	6,454

NON-CURRENT LIABILITIES
Long-term bank loan, net of current maturities	110	-	-
Retirement benefit obligations	83	83	21
Derivative liability on account of warrants	-	11,255	2,869
Total non-current liabilities	193	11,338	2,890
COMMITMENTS AND CONTINGENT LIABILITIES
Total liabilities	25,902	36,656	9,344

EQUITY
Ordinary shares	1,236	1,760	449
Share premium	421,274	456,774	116,434
Capital reserve	31,317	32,600	8,310
Accumulated deficit	(368,069)	(397,315)	(101,277)
Total equity	85,758	93,819	23,916
Total liabilities and equity	111,660	130,475	33,260

The accompanying notes are an integral part of these condensed financial statements.

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE LOSS
(UNAUDITED)

					Convenience translation into USD (Note 1b)
					Three	Six
	Three months ended June 30,		Six months ended June 30,		months ended June 30,
	2011	2012	2011	2012	2012	2012
	NIS in thousands				In thousands
RESEARCH AND DEVELOPMENT EXPENSES, NET	(10,405)	(16,000)	(16,789)	(30,675)	(4,079)	(7,819)
SALES AND MARKETING EXPENSES	(1,323)	(948)	(2,073)	(1,714)	(242)	(437)
GENERAL AND ADMINISTRATIVE EXPENSES	(3,348)	(2,956)	(6,274)	(6,481)	(754)	(1,652)
OPERATING LOSS	(15,076)	(19,904)	(25,136)	(38,870)	(5,075)	(9,908)
NON-OPERATING INCOME, NET	-	2,712	-	5,531	691	1,410
FINANCIAL INCOME	637	6,050	1,820	6,496	1,542	1,656
FINANCIAL EXPENSES	(1,965)	(172)	(4,732)	(2,403)	(44)	(612)
COMPREHENSIVE LOSS FOR THE PERIOD	(16,404)	(11,314)	(28,048)	(29,246)	(2,886)	(7,454)

	NIS				USD

LOSS PER ORDINARY SHARE - BASIC AND DILUTED	(0.14)	(0.06)	(0.23)	(0.18)	(0.02)	(0.04)

The accompanying notes are an integral part of these condensed financial statements.

BioLineRx Ltd.
CONDENSED INTERIM STATEMENTS OF CHANGES IN EQUITY
(UNAUDITED)

	Ordinary		Share	Capital	Accumulated
	shares	Warrants	premium	reserve	deficit	Total
	NIS in thousands
BALANCE AT JANUARY 1, 2012	1,236	-	421,274	31,317	(368,069)	85,758
CHANGES FOR SIX MONTHS ENDING JUNE 30, 2012:
Share based compensation	-	-	-	1,640	-	1,640
Issuance of share capital , net	524	-	35,143	-	-	35,667
Expiration of options	-	-	315	(315)	-	-
Employee stock options exercised	-	-	42	(42)	-	-
Comprehensive loss for the period	-	-	-	-	(29,246)	(29,246)
BALANCE AT JUNE 30, 2012	1,760	-	456,774	32,600	(397,315)	93,819

	Ordinary		Share	Capital	Accumulated
	Shares	Warrants	premium	Reserve	deficit	Total
	NIS in thousands
BALANCE AT JANUARY 1, 2011	1,236	6,549	414,435	27,623	(317,883)	131,960
CHANGES FOR SIX MONTHS ENDING JUNE 30, 2011:
Share based compensation	-	-	-	1,449	-	1,449
Expiration of options	-	-	113	(113)	-	-
Employee stock options exercised	*	-	177	(176)	-	1
Comprehensive loss for the period	-	-	-	-	(28,048)	(28,048)
BALANCE AT JUNE 30, 2011	1,236	6,549	414,725	28,783	(345,931)	105,362

	Ordinary		Share	Capital	Accumulated
	Shares	Warrants	premium	Reserve	deficit	Total
	Convenience translation into USD in thousands (Note 1b)
BALANCE AT JANUARY 1, 2012	315	-	107,385	7,983	(93,823)	21,860
CHANGES FOR SIX MONTHS ENDING JUNE 30, 2012:
Share based compensation	-	-	-	418	-	418
Issuance of share capital , net	134	-	8,958	-	-	9,092
Expiration of options	-	-	80	(80)	-	-
Employee stock options exercised	-	-	11	(11)	-	-
Comprehensive loss for the period	-	-	-	-	(7,454)	(7,454)
BALANCE AT JUNE 30, 2012	449	-	116,434	8,310	(101,277)	23,916

 * Less than 1,000
The accompanying notes are an integral part of these condensed financial statements.

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENTS
(UNAUDITED)

			Convenience translation into USD (Note 1b)
	Six months ended June 30,		Six months ended June 30,
	2011	2012	2012
	NIS in thousands		In thousands

CASH FLOWS - OPERATING ACTIVITIES
Comprehensive loss for the period	(28,048)	(29,246)	(7,454)
Adjustments required to reflect net cash used in operating activities (see appendix below)	6,772	(7,178)	(1,830)
Net cash used in operating activities	(21,276)	(36,424)	(9,284)

CASH FLOWS - INVESTING ACTIVITIES
Investment in short-term deposits	(74,940)	(54,462)	(13,883)
Investment in restricted deposits	(1,000)	-	-
Maturity of short-term deposits	24,620	64,801	16,518
Purchase of property and equipment	(532)	(431)	(110)
Purchase of intangible assets	(110)	(18)	(4)
Net cash provided by (used in) investing activities	(51,962)	9,890	2,521

CASH FLOWS - FINANCING ACTIVITIES
Repayments of bank loan	(152)	(149)	(38)
Issuance of share capital and warrants, net of issuance expenses	-	52,453	13,371
Proceeds from exercise of employee stock options	1	*	*
Net cash provided by (used in) financing activities	(151)	52,304	13,333

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(73,389)	25,770	6,570
CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD	111,746	33,061	8,427
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	(482)	4,988	1,271
CASH AND CASH EQUIVALENTS - END OF PERIOD	37,875	63,819	16,268

* Less than 1,000

The accompanying notes are an integral part of the financial statements.

BioLineRx Ltd.
APPENDIX TO CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENTS
(UNAUDITED)

			Convenience translation into USD (Note 1b)
	Six months ended June 30,		Six months ended June 30,
	2011	2012	2012
	NIS in thousands		In thousands

Adjustments required to reflect net cash used in operating activities:

Income and expenses not involving cash flows:
Depreciation and amortization	790	812	207
Impairment of intangible assets	80	-	-
Long-term prepaid expenses	(15)	(7)	(2)
Exchange differences on cash and cash equivalents	482	(4,988)	(1,271)
Share-based compensation	1,449	1,640	418
Warrant issuance costs	-	1,204	307
Gain on adjustment of warrants to fair value	-	(6,735)	(1,717)
Interest and exchange differences on short-term deposits	2,833	(641)	(163)
Interest and linkage on bank loan	(8)	(14)	(4)
Interest and exchange differences on restricted deposits	67	(31)	(8)
	5,678	(8,760)	(2,233)

Changes in operating asset and liability items:
Decrease (increase) in trade accounts receivable and other receivables	(377)	1,668	425
Increase (decrease) in accounts payable and accruals	1,471	(86)	(22)
	1,094	1,582	403
	6,772	(7,178)	(1,830)

Supplementary information on interest received in cash	522	1,088	277

The accompanying notes are an integral part of the financial statements.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 1 – GENERAL INFORMATION

a.	General

BioLineRx Ltd. (“BioLineRx”) was incorporated and commenced operations in April 2003.

Since incorporation, BioLineRx has been engaged, both independently and through its consolidated entities (collectively, the “Company”), in the development of therapeutics, from early-stage development to advanced clinical trials, for a wide range of medical needs.

In December 2004, BioLineRx registered a limited partnership, BioLine Innovations Jerusalem L.P. (“BIJ LP”), which commenced operations in January 2005. BioLineRx holds a 99% interest in BIJ LP, with the remaining 1% held by a wholly owned subsidiary of BioLineRx, BioLine Innovations Ltd. BIJ LP was established to operate a biotechnology incubator located in Jerusalem under an agreement with the State of Israel.

In February 2007, BioLineRx listed its securities on the Tel Aviv Stock Exchange (“TASE”) and they have been traded on the TASE since that time. Since July 2011, BioLineRx’s American Depositary Shares (“ADSs”) are also traded on the NASDAQ Capital Market.

In January 2008, BioLineRx established a wholly owned subsidiary, BioLineRx USA Inc. (“BioLineRx USA”), which served as the Company’s business development arm in the United States. During 2011, the Company transferred its business development activities to Israel, and BioLineRx USA is no longer active.

The Company has been engaged in drug development since its incorporation. Although the Company has generated revenues from two out-licensing transactions, the Company cannot determine with reasonable certainty if and when the Company will have sustainable profits.

b.	Convenience translation into US dollars (“dollars” or “USD”)

For the convenience of the reader, the reported New Israeli Shekel (“NIS”) amounts as of June 30, 2012 have been translated into dollars, at the representative rate of exchange on June 30, 2012 ($1 = NIS 3.923). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

c.
The condensed consolidated interim financial statements of the Company for the three months ended June 30, 2012 were approved by the Board of Directors on August 15, 2012, and signed on its behalf by the Chairman of the Board, the Chief Executive Officer and the Chief Financial and Operating Officer.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 2 – BASIS OF PREPARATION

The Company’s condensed consolidated interim financial statements as of June 30, 2012 and for the six and three months then ended (hereinafter – the interim financial statements) have been prepared in accordance with International Accounting Standard No. 34, “Interim Financial Reporting” (hereinafter – IAS 34). These interim financial statements, which are unaudited, do not include all disclosures necessary for a complete presentation of financial position, results of operations, and cash flows in conformity with generally accepted accounting principles. The condensed consolidated interim financial statements should be read in conjunction with the annual financial statements as of December 31, 2011 and for the year then ended and their accompanying notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The results of operations for the six and three months ended June 30, 2012 are not necessarily indicative of the results that may be expected for the entire fiscal year or for any other interim period.

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES

The accounting policies and calculation methods applied in the preparation of the interim financial statements are consistent with those applied in the preparation of the annual financial statements as of December 31, 2011 and for the year then ended.

NOTE 4 – PRIVATE PLACEMENT

In February 2012, the Company completed a private placement to healthcare-focused U.S. institutional investors, pursuant to which it issued an aggregate of 5,244,301 ADSs, at a purchase price of $2.86 per ADS, and warrants to purchase up to 2,622,157 additional ADSs, at an exercise price of $3.57 per ADS. The offering raised a total of $15,000,000, with net proceeds of approximately $14,100,000, after deducting fees and expenses.

The warrants are exercisable over a period of five years from the date of their issuance. Since the exercise price is not deemed to be fixed, the warrants are not qualified for classification as an equity instrument and have therefore been classified as a non-current derivative financial liability. This liability is initially recognized at its fair value on the date the contract is entered into and subsequently accounted for at fair value at each balance sheet date. The fair value changes are charged to non-operating income and expense in the statement of comprehensive loss.

The amount of the private placement consideration allocated to the warrants was approximately $4,800,000, as calculated on the basis of the Black-Scholes model, which reflected their fair value as of the issuance date. The portion of total issuance costs allocable to the warrants, in the amount of approximately $300,000, was recorded as non-operating expense on the statement of comprehensive loss. The change in fair value from the date of issuance through June 30, 2012, amounting to approximately $2,000,000, has been recorded as non-operating income on the statement of comprehensive loss.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 5 – EQUITY

a.	Share capital

As of June 30, 2012 and December 31, 2011, share capital is composed of ordinary shares, as follows:

	Number of ordinary shares
	December 31,	June 30,
	2011	2012

Authorized share capital	250,000,000	750,000,000

Issued and paid-up share capital	123,603,141	176,056,151

	In NIS
	December 31,	June 30,
	2011	2012

Authorized share capital	2,500,000	7,500,000

Issued and paid-up share capital	1,236,031	1,760,562

b.
In May 2012, the Company’s shareholders approved an increase in the Company’s registered share capital, from 250,000,000 ordinary shares of NIS 0.01 nominal value each to 750,000,000 ordinary shares of NIS 0.01 nominal value each.

c.
In May 2012, the Company’s Board of Directors approved an increase from 14 million to 30 million in the number of authorized but unissued ordinary shares reserved for purposes of the Company’s 2003 Share Incentive Plan (the “Plan”) and any other present or future share incentive plans of the Company, subject to adjustments as provided in Section 14 of the Plan.

NOTE 6 – RESEARCH AND DEVELOPMENT

Research and development expenses are reflected net of research grants received from an interested (related) party of the Company, pursuant to a research funding arrangement for early development stage projects, as follows:

	Six months ended June 30,
	2011	2012
	NIS in thousands
Grants received from an interested party, offset against research and development expenses	1,508	1,693